UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2017

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On August 31, 2017, BiondVax Pharmaceuticals Ltd. ("BiondVax") issued a press release announcing its financial results for the period ended June 30, 2017. A copy of this press release and interim unaudited financial statements for period ended June 30, 2017 are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

In addition, on August 31, 2017, the Company issued a press release announcing that the its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. The delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. An announcement regarding the delisting procedure and timeline will follow. During the interim period, BiondVax’s shares will continue to be traded on the TASE. The Company also announced that the Board of Directors has also decided to form a committee to identify a new Chairman of the Board with relevant global experience, to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization. Professor Avner Rotman will continue to serve as Chairman until a suitable replacement is identified. BiondVax and its Board of Directors thank Professor Rotman for his years of guidance and contributions to the Company, and wish him continued success in all his endeavors. A copy of this press release is attached hereto as Exhibit 99.3

Exhibit Index

Exhibit No.	Description

99.1	Press Release on financial results for the period ended June 30, 2017, dated August 31, 2017.
99.2	BiondVax Pharmaceuticals Ltd. unaudited financial statements for the period ended June 30, 2017.
99.3	Press Release on delisting and appointment of a committee, dated August 31, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 31, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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